                         UNITED STATES                    OMB APPROVAL
               SECURITIES AND EXCHANGE COMMISSION   OMB Number:  3235-0145
                    Washington, D.C. 20549          Expires:  August 31, 1999
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                        SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                  (Amendment No. _________)*

               LEGAL ACCESS TECHNOLOGIES, INC.
             ---------------------------------
                      (Name of Issuer)

          COMMON STOCK, $0.001 PER SHARE PAR VALUE
         ------------------------------------------
                (Title of Class of Securities)

                         52464H 10 2
                      ---------------
                       (CUSIP Number)

                       JUNE 18, 2001
                 -----------------------
   (Date of Event Which Requires Filing of this Statement)


  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [_]  Rule 13d-1(b)

              [X]  Rule 13d-1(c)

              [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52464H 10 2
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1. Names of Reporting Persons
  I.R.S. Identification Nos. of above persons (entities only).:
  BRIAN MEKELBURG
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

 (a) [_]

 (b) [ ]
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3. SEC Use Only:
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4. Citizenship or Place of Organization:	U.S.A.
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Number of     5. Sole Voting Power:             312,500 SHARES
Shares Bene-
ficially
                ----------------------------------------------------------
Owned by Each 6. Shared Voting Power:           NOT APPLICABLE
Reporting
Person With:
                ----------------------------------------------------------
              7. Sole Dispositive Power:        312,500

                ----------------------------------------------------------
              8. Shared Dispositive Power:      NOT APPLICABLE
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9. Aggregate Amount Beneficially Owned by Each Reporting Person:
   312,500 SHARES

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
    NOT APPLICABLE

11. Percent of Class Represented by Amount in Row (9):    5.35%
12. Type of Reporting Person (See Instructions)           IN
    -----------------------------------------------------------------

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CUSIP No. 52464H 10 2
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Item 1.

 (a) Name of Issuer:  LEGAL ACCESS TECHNOLOGIES, INC.

 (b) Address of Issuer's Principal Executive Offices:
     2300 W. SAHARA AVE.,
     SUITE 500, BOX 18
     LAS VEGAS, NEVADA 89102

Item 2.

 (a) Name of Person Filing: BRIAN MEKELBURG

 (b) Address of Principal Business Office or, if none, Residence:

     13802 NW PASSAGE #306, MARINA DEL REY, CA 90292

 (c) Citizenship: U.S.A.

 (d) Title of Class of Securities: COMMON STOCK, $0.001 PER SHARE PAR VALUE

 (e) CUSIP Number: 52464H 10 2

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
 (a) [_] Broker or dealer registered under section 15 of the Act
         (15 U.S.C. 78o).
 (b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
 (c) [_] Insurance company as defined in section 3(a)(19) of the Act
         (15 U.S.C. 78c).
 (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
 (e) [_] An investment adviser in accordance with Section 240.13d-
         1(b)(1)(ii)(E):
 (f) [_] An employee benefit plan or endowment fund in accordance with
         Section 240.13d-1(b)(1)(ii)(F):
 (g) [_] A parent holding company or control person in accordance with
         Section 240.13d-1(b)(1)(ii)(G):
 (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act(12 U.S.C. 1813):
 (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3):
 (j) [_] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.
 (a) Amount Beneficially owned: 312,500 SHARES
 (b) Percent of Class: 	5.35%

 (b) Number of shares as to which the person has:
   (i)   Sole power to vote or to direct the vote:     312,500 SHARES
  (ii)   Shared power to vote or to direct the vote:   N/A
 (iii)   Sole power to dispose or to direct the disposition of: 312,500 SHARES
  (iv)   Shared power to dispose or to direct the disposition of:  N/A
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CUSIP No. 52464H 10 2
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Item 5. Ownership of Five Percent or Less of a Class

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.

NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.  Notice of Dissolution of Group

NOT APPLICABLE

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
                                      June 26, 2001
                                      --------------------------
                                               Date
                                      /s/ BRIAN MEKELBURG
                                      --------------------------
                                              Signature
                                      BRIAN MEKELBURG
                                      --------------------------
                                              Name/Title
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